September 21, 2009	Alan L. Talesnick 303-894-6378 atalesnick@pattonboggs.com

SENT BY FACSIMILE AND

OVERNIGHT COURIER

Mr. Ronald Winfrey

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:	Warren Resources, Inc.
Registration Statement on Form S-3
File No. 333-158127
Filed on March 20, 2009

Dear Mr. Winfrey:

On behalf of Warren Resources, Inc. (the “Company”), the attachment to this letter is in response to the request made by Mr. Schwall, Mr. Brown and you on behalf of the Staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) in the telephone conference call on September 17, 2009 regarding the above-referenced Registration Statement on Form S-3.  This response was provided to us by the Company and is being sent to you as supplemental information.  The Company intends to file this letter and attachment as correspondence on Edgar today.

As requested, the Company is expanding the discussion of the changes in proved reserves from year-end 2007 to year-end 2008.  Although the Company previously had separated the changes for both the proved developed and proved undeveloped reserves, it is now further subdividing the changes for both those categories between the two adjoining properties in the Wilmington Field — the WTU and the NWU.  The attached insert is proposed to be placed in the pending S-3 Registration Statement on page 4 at the end of the “WARREN RESOURCES” section.  The language referenced above is located in note (1) following the tables in that section

If you have any questions with respect to the foregoing, please contact Roy Williamson of Williamson Petroleum Consultants, Inc., the Company’s independent petroleum engineers,

David Fleming, Senior Vice President and General Counsel of the Company at 212-697-9660, or the undersigned at (303) 894-6378 .

Very truly yours,

/s/ Alan L. Talesnick
Alan L. Talesnick

cc:           Mr. H. Roger Schwall, Securities and Exchange Commission

Mr. Douglas Brown, Securities and Exchange Commission

Mr. Roy Williamson, Williamson Petroleum Consultants, Inc.

Mr. Kevin Schroeder, Grant Thornton, LLP

Mr. Norman F. Swanton, Warren Resources, Inc.

David Fleming, Esq., Warren Resources, Inc.

2

[PROPOSED TO BE INSERTED AT THE END OF THE “WARREN RESOURCES” SECTION ON PAGE 4 OF THE REGISTRATION STATE ON FORM S-3/A]

Natural Gas and Oil Reserves

The following table presents our estimated proved natural gas and oil reserves and the PV-10 value of our interests in net reserves in producing properties as of December 31, 2008, 2007 and 2006 based on reserve reports prepared by Williamson Petroleum Consultants, Inc.  The PV-10 values shown in the table are not intended to represent the current market value of the estimated natural gas and oil reserves we own.

For 2006, a portion of our proved developed reserves had been accumulated through our interests in drilling programs for which we served as managing general partner.  These estimates of future net cash flows and their present values, based on period end prices, were based upon certain assumptions that the drilling programs in which we owned interests would achieve payout status in the future.  During 2007, we acquired all oil and gas properties and associated reserves from the drilling partnerships.

	Years Ended December 31,
	2008	2007	2006
Estimated Proved Natural Gas and Oil Reserves:
Net natural gas reserves (MMcf):
Proved developed	52,762	21,852	9,264
Proved undeveloped	20,063	15,916	15,561
Total	72,825	37,768	24,825

Net oil reserves (MBbls):
Proved developed	6,498	11,202	9,583
Proved undeveloped (1)	2,916	41,908	44,494
Total	9,414	53,110	54,077

Estimated Present Value of Net Proved Reserves:
PV-10 Value (in thousands)
Proved developed	$157,855	$464,331	$205,683
Proved undeveloped	36,133	583,637	403,201
Total (2)	193,988	1,047,968	608,884
Less: future income taxes, discounted at 10%	—	228,817	196,308
Standardized measure of discounted future net cash flows (in thousands) (3)	$193,988	$819,151	$412,576

Prices Used in Calculating Reserves:
Natural Gas (per Mcf)	$4.80	$5.02	$4.35
Oil (per Bbl)	$32.92	$86.21	$50.60
Proved Developed Reserves (MMcfe)	91,749	89,062	66,763

Summary of Changes in Proved Reserves

	Year ended December 31,
	2008			2007		2006
	MBbls		Mmcf	MBbls	Mmcf	MBbls	Mmcf
Proved reserves
Beginning of year	53,110		37,768	54,077	24,825	50,415	24,353
Purchase of reserves in place	—		—	62	10,936	164	814
Discoveries and extensions	—		40,265	2,583	8,608	4,421	7,202
Revisions of previous estimates	(42,685	)(1)	(2,278)	(2,787)	(5,346)	(467)	(6,492)
Production	(1,011)		(2,930)	(825)	(1,255)	(456)	(1,052)
End of year	9,414		72,825	53,110	37,768	54,077	24,825

Proved developed reserves
Beginning of year	11,202	21,852	9,583	9,264	2,939	10,829
End of year	6,498	52,763	11,202	21,852	9,583	9,264

(1) At year-end 2008, we revised our proved oil reserves downward by a total of 42,685 MBbls as follows: Due to a significant decrease in realized oil prices from $86.21 per barrel at December 31, 2007 to $32.92 per barrel at December 31, 2008, 20,210 MBbls of proved undeveloped oil reserves in the WTU property and 18,360 MBbls of proved undeveloped oil reserves in the NWU property were deemed non-economic and revised downward at year-end 2008.  Also, due to lower realized oil prices, 755 MBbls of proved developed producing oil reserves in the NWU were revised downward at year-end 2008.  As a result of these revisions, all of the proved oil reserves in the NWU were eliminated at year-end 2008.  In addition, 3,360 MBbls of proved developed producing oil reserves in the WTU were revised downward primarily due to the decrease in realized oil prices, and, to a lesser extent, due to downward revisions to estimated oil recoveries in the WTU Upper Terminal and Ranger waterflood projects.  Lower prices decrease the economic lives of the underlying oil and natural gas properties and thereby decrease the estimated future reserves.

(2)  The PV-10 Value represents the discounted future net cash flows attributable to our proved oil and gas reserves before income tax, discounted at 10% per annum.  Although it is a non-GAAP measure, we believe that the presentation of the PV-10 Value is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our proved reserves prior to taking into account corporate future income taxes and our current tax structure.  We use this measure when assessing the potential return on investment related to our oil and gas properties.  Our reconciliation of this non-GAAP financial measure is shown in the table as the PV-10, less future income taxes, discounted at 10% per annum, resulting in the standardized measure of discounted future net cash flows.  The standardized measure of discounted future net cash flows represents the present value of future cash flows attributable to our proved oil and natural gas reserves after income tax, discounted at 10%.  In accordance with SEC requirements, our reserves and the future net revenues were determined using realized prices for natural gas and oil at each of December 31, 2008, 2007, and 2006.  These prices reflect adjustment by lease for quality, transportation fees and regional price differences.

(3) Standardized measure of discounted future net cash flows differs from PV-10 value because it includes the effect of future income taxes.

The data in the above natural gas and oil reserves table represents estimates only.  Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly.  The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.  Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered.  See “Risk Factors”.

PV-10 is equal to the future net cash flows from our proved reserves at December 31, 2008, excluding any future income taxes, discounted at 10% per annum (“PV-10”).  Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells on which a relatively major expenditure is required to establish production.  PV-10 may be considered a non-GAAP financial measure as defined by Item 10(e) of Regulation S-K and is derived from the standardized measure of discounted future net cash flows which is the most directly comparable GAAP financial measure.  PV-10 is a computation of the standardized measure of discounted future net cash flows on a pre-tax basis.  We believe that the presentation of the PV-10 is relevant and useful to investors because it presents the discounted future net cash flows attributable to our proved reserves prior to taking into account corporate future income taxes and it is a useful measure for evaluating the relative monetary significance of our oil and natural gas properties.  Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies.  We use this measure when assessing the potential return on investment related to our oil and natural gas properties.  However, PV-10 is not a substitute for the standardized measure of discounted future net cash flows.

Due to the volatility of commodity prices, the oil and gas prices on the last day of the period significantly impact the calculation of the PV-10 and the standardized measure of discounted future net cash flows.  The present value of future net cash flows does not purport to be an estimate of the fair market value of the Company’s proved reserves.  An estimate of fair value would also take into account, among other things, anticipated changes in future prices and costs, the expected recovery of reserves in excess of proved reserves and a discount factor more representative of the time value of money and the risks inherent in producing oil and gas.  Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates.  The 10% discount factor used to calculate present value, which is required by Financial Accounting Standard Board pronouncements, may not necessarily be the most appropriate discount rate.  The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

There are numerous uncertainties in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control.  The reserve data set forth in this annual report are only estimates.  Although we believe these estimates to be reasonable, reserve estimates are imprecise and may be expected to change as additional information becomes available.  Estimates of natural gas and oil reserves, of necessity, are projections based on engineering data and there are uncertainties inherent in the interpretation of this data, as well as the projection of future rates of production and the timing of development expenditures.  Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be exactly measured.  Therefore, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, classifications of the reserves based on risk of recovery and the estimates are a function of the quality of available data and of engineering and geological interpretation and judgment and the future net cash flows expected there from, prepared by different engineers or by the same engineers at different times, may vary substantially.  There also can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves will be developed within the periods anticipated.  Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.  In addition, the estimates of future net revenues from our proved reserves and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct.

With respect to the estimates prepared by Williamson Petroleum, PV-10 value should not be construed as representative of the fair market value of our proved natural gas and oil properties since discounted future net cash flows are based upon projected cash flows which do not provide for changes in natural gas and oil prices or for the escalation of expenses and capital costs.  The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based.  Actual future prices and costs may differ materially from those estimated.  You are cautioned not to place undue reliance on the reserve data included in this annual report.  Under SEC guidelines, estimates of the PV-10 value of proved reserves must be made using oil and gas sales prices at the date for the valuation, which prices are held constant throughout the life of the properties.